Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated March 20, 2007 (this “Supplement”), supplements and amends the Prospectus, dated February 28, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On March 20, 2007, the Company filed its Report on Form 10-K for the year ended December 31, 2006. The 10-K Report includes audited consolidated financial statements for the year ended December 31, 2006. Summary 2006 financial results are as follows: net sales, $423.3 million; operating income, $48.6 million; net income, $29.3 million; and earnings per share, $2.15.

Financial data for our business segments is as follows:

	Year Ended December 31,
	2004	2005	2006
	(In thousands)

Net sales:
Electrical/Wire and Cable Distributors	$95,810	$114,561	$147,411
Specialty Distributors and OEMs	133,457	171,926	219,957
Consumer Outlets	56,525	59,694	55,990

Total	$285,792	$346,181	$423,358

Operating income:
Electrical/Wire and Cable Distributors	$9,010	$13,643	$23,830
Specialty Distributors and OEMs	13,112	14,693	28,096
Consumer Outlets	3,399	3,465	3,421

Total	25,521	31,801	55,347
General corporate	(6,274)	(4,029)	(6,787)

Consolidated operating income	$19,247	$27,772	$48,560

In connection with our execution on March 11, 2007 of a definitive agreement to purchase all of the equity interests of Copperfield, LLC for $213 million, we entered into financing commitments with certain affiliates of Wachovia Bank, N.A. These commitments would provide for a new $200 million senior secured revolving credit facility and additional acquisition financing that will take the form of either the issuance of $100 million of notes having the same terms as our 9.875% Senior Notes due 2012 or a $100 million term loan.

Non-GAAP Financial Measures

EBITDA represents net income (loss) before interest expense, income tax expense and depreciation and amortization expense. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense and interest income can make it more difficult to identify and assess operating trends affecting our business and industry. Furthermore, our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies in our industry. Finally, EBITDA also closely tracks Consolidated EBITDA, a liquidity measurement that is used in calculating financial covenants in both our credit facility and the indenture for our senior notes.

EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we, effective as of October 10, 2006, in addition to our C corporation subsidiary are subject to state and federal income taxes, any measure that excludes tax expense has material limitations. Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity.

The following is a reconciliation of net income (loss), as determined in accordance with GAAP, to EBITDA.

Year Ended
December 31,
2006
(In thousands)

Net income (loss)	$29,359
Interest expense, net	15,933
Income tax expense	2,771
Depreciation and amortization expense(6)	5,434

EBITDA	$53,497

The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

Year Ended
December 31,
2006
(In thousands)

Net cash flow from operating activities	$30,048
Interest expense, net	15,933
Income tax expense	2,771
Loss on early extinguishment of debt	—
Deferred income tax assets and liabilities	(679)
Gain (loss) on sale of fixed assets	(502)
Gain (loss) on sale of investment — net	11
Stock-based compensation	(1,412)
Changes in operating assets and liabilities	7,327
Non-cash interest income	—
Non-cash interest expense	—

EBITDA	$53,497

2006 EBITDA includes $0.8 million of cash paid and $0.5 million of stock to one of our directors for professional services and $0.5 million of expenses related to the Tax Matters Agreement. Changes in operating assets and liabilities exclude amortization of debt issuance costs, which is included in interest expense.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the

Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the proposed Copperfield acquisition and related financings, or whether such transactions will close at all. Factors that could cause results to differ from expectations include the level of market demand for our products, competitive pressures, economic conditions in the U.S., price fluctuations of raw materials, environmental matters, unknown or unforeseeable events or developments and other specific factors discussed in “Risk Factors.”